

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2012

Via Facsimile
Mr. E. Mark Rajkowski
Chief Financial Officer
MeadWestvaco Corporation
501 South 5th Street
Richmond, VA 23219-0501

      Re: MeadWestvaco Corporation
               Form 10-K for the Fiscal Year ended December 31, 2011
               Filed February 27, 2012
               File No. 001-31215

Dear Mr. Rajkowski:

      We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Management's Discussion and Analysis, page 15

Significant Transactions, page 33

1.   We note your disclosures under this heading and on page 19 of the interim report that you filed on July 30, 2012 that on November 17, 2011 you arranged to dispose of the business constituting your Consumer & Office Products segment, and that this transaction was completed on May 1, 2012.

          We understand that ACCO Brands Corporation acquired this business by issuing 57.1 million shares of its stock valued at $602.3 million and assuming the $460 million debt you arranged to be issued by the Consumer & Office Products segment just prior to the exchange. The disclosures in your interim report indicate that net assets as of December 31, 2011 associated with discontinued operations sold during the second quarter were $527 million while disclosures in your May 3, 2012 current report indicate that such net assets had declined to $474 million as of March 31, 2012. You explain that you received $460 million in cash while your shareholders received the ACCO Brands Corporation stock. We would like to understand why you believe these transactions should be accounted for as a non-monetary and non-reciprocal spin-off at book value rather than a transaction in which you would need to recognize gain or loss.

Please submit the analysis that you performed in formulating your view, supplemented as necessary to explain how you have applied the guidance in FASB ASC 810-10-40-5 and 6; FASB ASC 845-10-25-6, 9 and 10, FASB ASC 845-10-30-21, 22, 26 and 27; and the example in FASB ASC 845-10-55-27 and 28.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief